Exhibit 99.3

January 2003

To Our Stockholders:

We are pleased to present our tenth annual report. As we have communicated previously, we decided to switch from a June year-end to a calendar year-end. Thus, December 31, 2002 is our first calendar year-end. This report covers the transition period from July 1, 2002 to December 31, 2002. All of our regulatory reporting is on a calendar year basis and we will create efficiencies by moving our external financial reporting to a calendar year basis as well. This will also align our year-end with that of the vast majority of publicly traded banking organizations.

There are several exciting developments to report to you since our last annual report.

On October 22, we announced the sale of the Independent Sales Organization (ISO) related merchant credit card operations of our subsidiary, Quad City Bancard, Inc. (Bancard), to iPayment, Inc. in a transaction that resulted in a gain of approximately $1.3 million or $.47 per share. Historically, Bancard's largest source of revenue has been derived from providing merchant credit card processing to merchants of ISOs. iPayment had recently acquired the two large ISOs that provided nearly 75% of Bancard's ISO processing volume. In addition to negotiating the compensation we were to receive for the transfer of this processing volume, we decided to sell the processing rights of our remaining ISO business, as well as the merchant credit card processing relationships owned by Bancard's ISO subsidiary, Allied Merchant Services, Inc.

Bancard will continue to provide merchant processing services for Quad City and Cedar Rapids area merchants and to approximately 80 agent banks. We will also continue to provide cardholder services to customers of Quad City Bank & Trust and Cedar Rapids Bank & Trust, as well as the agent banks. John Schricker, President of Bancard, has semi-retired, and will provide consulting assistance to Bancard, while former Executive Vice President, Bill Brockway has formed his own ISO. Ron Monahan will now direct the Bancard operations.

At our stockholders' meeting in October, we announced that the Board of Directors declared the first cash dividend to stockholders. The dividend of $.05 per share was paid on January 3, 2003 to stockholders of record on December 16, 2002. It is the Company's intention to consider the payment of dividends on a semi-annual basis. While we anticipate an ongoing need to retain much of the Company's operating income to help provide the capital for continued growth, we believe that operating results have reached a level where we can sustain dividends to our stockholders as well.

This six month period was quite strong, both in terms of operating income and asset growth. In addition to the one-time gain at Bancard, the Company demonstrated a significant increase in net interest income of $2.4 million over the same period in 2001. Gains on sales of residential real estate loans also contributed dramatically to our earnings results for the period. Gains on sales of these loans were $1.9 million for these past six months compared to $1.2 million for the same period one year ago. Senior Vice President, Julie Carstensen and her staff are to be commended for their efforts during this period of incredibly high volumes. These results were enhanced by an extended period of extremely low interest rates. And, while many economists are calling for higher interest rates, there is still enough uncertainty in our economic and political environment that rates may stay low for some time. Even if rates remain low, we expect volumes to decrease as many refinancings have already taken place at these rates.

Earnings for the six-month period ended December 31, 2002 were $3.2 million, or basic earnings per share of $1.16 and diluted earnings per share of $1.13. For the same six months in 2001, the Company reported earnings of $1.3 million, or basic earnings per share of $0.51 and diluted earnings per share of $0.50.

The Company experienced tremendous growth during this six-month period of more than $85 million, to end calendar year 2002 at $604.6 million in total assets. In addition to continued rapid growth at our new bank charter in Cedar Rapids, Quad City Bank and Trust grew significantly during the last half of calendar 2002 to reach the $500 million milestone in total assets at December 31, 2002, just prior to Quad City Bank's ninth anniversary.


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The one-time  gain of $1.3 million  from the sale of the  Company's  ISO related merchant credit card operations added $.47 to fully diluted earnings per share for the quarter and six-month transition period ended December 31, 2002. Fully diluted earnings per share for the six-month transition period, without considering the one-time gain, were $.66. This represented a 32% improvement in earnings per share over the $.50 in fully diluted earnings per share reported for the same six-month period in 2001. In addition to continued strong operating results at Quad City Bank & Trust and Bancard, Cedar Rapids Bank & Trust continues to make outstanding progress toward profitability after its first anniversary in September 2002. The new bank's after-tax operating losses were only $275 thousand for the six months ended December 31, 2002, which continue to run slightly better than anticipated, while asset growth continues to exceed expectations.

Thanks to Cedar Rapids Bank & Trust CEO, Larry Helling, and his staff, Cedar Rapids Bank & Trust continues to be a significant contributor to the Company's growth in assets, loans, and deposits since opening in September of 2001. It has experienced rapid growth in our first fifteen months of operations, and the bank has reached total assets of $92.3 million, net loans of $72.6 million, and deposits of $64.0 million as of December 31, 2002. We continue to add new commercial and retail banking relationships at a steady pace in Cedar Rapids, and we are pleased with the market's reaction to our strategy of providing the highest levels of service and a personalized banking relationship.

The Company's total assets increased 17% to $604.6 million at December 31, 2002 from $518.8 million at June 30, 2002. During the same period, net loans increased by $58.4 million or 15% to $442.9 million from $384.5 million at June 30, 2002. Nonperforming assets increased to $5.0 million at December 31, 2002 from $2.3 million at June 30, 2002. Total deposits increased 16% to $434.7 million at December 31, 2002 from $376.3 million at June 30, 2002. Stockholders' equity rose to $36.6 million at December 31, 2002 as compared to $32.6 million at June 30, 2002.

The $2.7 million increase in nonperforming assets from June 30, 2002 to December 31, 2002 was primarily due to two commercial lending relationships at Quad City Bank & Trust. The bank is working closely with these customers. Like many other financial institutions, some of our customers are experiencing difficulty in the lagging economy, which could lead to further increases in nonperforming assets and the need for an increased allowance for loan losses. Given the continued soft economy, management is closely monitoring the Company's loan portfolio and the need for increased provisions for possible loan losses.

Our stock continues to perform well and has traded above $18 per share recently. It had traded as low as $11 per share in early calendar 2002. Shortly after the payment of our initial dividend, we announced a dividend reinvestment plan that will allow you to reinvest the dividends paid on our stock if you so elect. The purpose of the plan is to provide you with a simple and convenient method of investing cash dividends paid by us into additional shares of common stock.

As you have likely read, the president's tax plan calls for the elimination of the double tax on corporate dividends. While this will no doubt create much political debate, we do agree that it should be an economic stimulus to cease the dual taxation of corporate earnings.

Events on the international front raise the tension level for our leaders and our citizens. North Korea and Iraq have electrified a political community already on edge in the aftermath of September 11, 2001 and its subsequent focus on rooting out terrorists. In particular, events surrounding Iraq echo those of twelve years ago; moving closer to military action intensifies a debate quite similar to the earlier era. North Korea remains a different kind of story.

After having been stung by the high-profile accounting scandals that drove some of the nation's largest companies into bankruptcy, Congress responded with the Sarbanes-Oxley Act of 2002, which President Bush signed into law in July 2002. This legislation proposes new corporate governance standards to require tighter controls and heightened integrity in financial reporting. While we are pleased that our Company already had many of these proposals in place and has always conducted business with an emphasis on honesty and integrity, our Board of Directors has studied the new regulations and has taken steps to meet the new standards.

The public accounting profession also took much of the blame for the corporate misdeeds and as a result essentially lost one of its most respected firms in Arthur Andersen. The incoming chairman of the American Institute of CPAs has asked the profession to refocus on core values and have a total intolerance for wrongdoing.

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As we look toward our tenth year of operations,  we want to thank our employees, customers and stockholders for their long-term support and loyalty. We remain confident that community banks that focus on the highest levels of customer service will continue to enjoy success. Best wishes to all of you in 2003.



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